UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Bankrate, Inc.

(Name of issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

06647F102

(CUSIP number)

Mitch Truwit

c/o Apax Partners, L.P.

601 Lexington Avenue, New York, New York 10022

(212) 753-6300

COPY TO:

Joshua N. Korff, P.C.

Leo M. Greenberg, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue, New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 06647F102	Page 2 of 20

(1)	Names of reporting persons Ben Holding S.à r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[1]
(14)	Type of reporting person (see instructions) OO

[1]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 3 of 20

(1)	Names of reporting persons Apax Europe VII GP Co. Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[2]
(14)	Type of reporting person (see instructions) OO

[2]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 4 of 20

(1)	Names of reporting persons Apax Europe VII GP L.P. Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[3]
(14)	Type of reporting person (see instructions) OO

[3]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 5 of 20

(1)	Names of reporting persons Apax Europe VII-1, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[4]
(14)	Type of reporting person (see instructions) OO

[4]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 6 of 20

(1)	Names of reporting persons Apax Europe VII-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[5]
(14)	Type of reporting person (see instructions) OO

[5]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 7 of 20

(1)	Names of reporting persons Apax Europe VII-B, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[6]
(14)	Type of reporting person (see instructions) OO

[6]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 8 of 20

(1)	Names of reporting persons Apax Guernsey (Holdco) PCC Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[7]
(14)	Type of reporting person (see instructions) OO

[7]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 9 of 20

(1)	Names of reporting persons Apax US VII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[8]
(14)	Type of reporting person (see instructions) OO

[8]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 10 of 20

(1)	Names of reporting persons Apax US VII GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[9]
(14)	Type of reporting person (see instructions) OO

[9]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 11 of 20

(1)	Names of reporting persons Apax US VII GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 37,703,694
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 37,703,694
(11)	Aggregate amount beneficially owned by each reporting person 37,703,694
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 42.1%[10]
(14)	Type of reporting person (see instructions) OO

[10]	The calculation of the foregoing percentage is based on 89,512,596 shares of common stock outstanding as of April 28, 2017 (as reported in the Company Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 12 of 20

EXPLANATORY NOTE

The securities to which this Schedule 13D relates were previously reported by the Reporting Persons on Schedule 13G, originally filed on February 14, 2012. This Schedule 13D is being filed for the reasons set forth in Item 4 hereof.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Bankrate, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1675 Broadway, 22nd Floor, New York, New York 10019.

Item 2.	Identity and Background.

(a)(b)(c)(f) This Schedule 13D is filed jointly by the following entities, all of whom are together referred to herein as the “Reporting Persons”. The principal business of each of the Reporting Persons is to make and manage investments in various business organizations. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons is attached as Exhibit 2 to this Schedule 13D.

BEN HOLDING S.À R.L.

1-3 BOULEVARD DE LA FOIRE

l-1528 LUXEMBOURG

PLACE OF ORGANIZATION: LUXEMBOURG

APAX EUROPE VII GP CO. LTD

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

APAX EUROPE VII GP L.P. INC.

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

APAX EUROPE VII-1, L.P.

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADEST

PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: ENGLAND

APAX EUROPE VII-A, L.P.

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: ENGLAND

APAX EUROPE VII-B, L.P.

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: ENGLAND

SCHEDULE 13D

CUSIP No. 06647F102	Page 13 of 20

APAX GUERNSEY (HOLDCO) PCC LIMITED

THIRD FLOOR, ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

APAX US VII, L.P.

P.O. BOX 908GT

GEORGETOWN

GRAND CAYMAN E9 KY1-9002

PLACE OF ORGANIZATION: CAYMAN ISLANDS

APAX US VII GP, L.P.

C/O WALKER SPV LIMITED

WALKER HOUSE, PO BOX 908GT

GEORGE TOWN, GRAND CAYMAN E9 KY1-9002

PLACE OF ORGANIZATION: CAYMAN ISLANDS

APAX US VII GP, LTD.

P.O. BOX 908GT

GEORGE TOWN, GRAND CAYMAN E9 KY1-9002

PLACE OF ORGANIZATION: CAYMAN ISLANDS

Ben Holding S.à r.l. is owned by Apax US VII, L.P. (holding 7%) and Apax WW Nominees Ltd. (holding 93% as a nominee for Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P.). Apax Europe VII GP L.P. Inc. is the general partner of each of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. Apax Europe VII GP Co. Ltd is the general partner of Apax Europe VII GP L.P. Inc. Apax US VII GP, L.P. is the general partner of Apax US VII, L.P. Apax US VII GP, Ltd. is the general partner of Apax US VII GP, L.P. Apax Guernsey (Holdco) PCC Limited is the sole beneficial owner of Apax Europe VII GP Co. Ltd. and Apax US VII GP, Ltd.

(d)(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of the individuals listed in Exhibit 2 to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

Prior to the Company’s initial public offering, which closed on June 22, 2011 (the “IPO”), all of the equity interests of the Company were owned by BEN Holdings, Inc. (“Holdings”). In connection with the IPO, each share of common stock and preferred stock of Holdings outstanding at such time was exchanged for new shares of a single class of common stock of Holdings (the “Recapitalization”). In addition, following the Recapitalization and prior to the consummation of the IPO, Holdings merged with and into the Company, with the Company surviving. Each share of the new Holdings common stock was converted into shares of Common Stock of the Company. As a result of the foregoing, Ben Holding S.à r.l. received shares of the Company’s Common Stock, including the 37,703,694 shares of Common Stock which Ben Holding S.à r.l. holds as of the date of this Schedule 13D.

The information set forth in Item 4 is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 06647F102	Page 14 of 20

Item 4.	Purpose of the Transaction.

The shares of Common Stock beneficially held by the Reporting Persons were acquired as described in Item 3. The Reporting Persons hold such shares for investment purposes, subject to the following:

Merger Agreement

On July 2, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Red Ventures Holdco, LP, a North Carolina limited partnership (“Parent”), and Baton Merger Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).

The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent. The Merger Agreement provides that each share of Common Stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of Common Stock owned by the Company, Parent, Merger Sub or any wholly owned subsidiary of the Company and shares of Common Stock owned by stockholders of the Company who properly demand and do not withdraw a demand for, or lose their right to, appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware) will at the Effective Time automatically be cancelled and converted into the right to receive $14.00 in cash, without interest (the “Merger Consideration”).

Pursuant to the Merger Agreement, as of the Effective Time and unless otherwise agreed between Parent and a holder of a Company equity award, (i) each option to acquire shares of Common Stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time will become fully vested and be converted into the right to receive an amount in cash equal to the product of (A) the excess, if any, of the Merger Consideration over the applicable exercise price of such option, multiplied by (B) the number of shares subject to such option, and (ii) each restricted stock award and restricted stock unit award that is outstanding immediately prior to the Effective Time will (A) become fully vested, in the case of any such award that vests solely based on continued service, or (B) become vested to the extent provided for in the underlying award agreement, in the case of any such award that vests based on performance, and will, in each case, be converted into the right to receive an amount in cash equal to the Merger Consideration in respect of each vested share of Common Stock subject to such award.

The Company’s Board of Directors has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. The obligation of the parties to complete the Merger is subject to customary closing conditions, including, among others, (i) the adoption of the Merger Agreement by a majority of outstanding shares of Common Stock entitled to vote thereon (the “Company Stockholder Approval”), (ii) the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law, order or injunction of a court or governmental entity of competent jurisdiction prohibiting the consummation of the Merger, (iv) the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain qualifications), (v) the performance by the parties of their respective obligations under the Merger Agreement in all material respects and (vi) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) after the date of the Merger Agreement.

The Company has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to conduct its business in all material respects in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger, and not to engage in specified types of transactions during this period, subject to certain exceptions, (ii) to convene a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, and (iii) subject to certain exceptions, not to solicit certain alternative acquisition proposals, engage in discussions or negotiations with respect to such proposals or provide non-public information in connection with such proposals. Subject to certain exceptions, the Company’s Board of Directors is required to recommend that the Company’s stockholders adopt the Merger Agreement and may not withhold, withdraw, qualify or modify in a manner adverse to Parent such recommendation or take certain similar actions which are referred to in the Merger Agreement as a Change of Recommendation. However, the Company may, prior to the time the Company Stockholder Approval is obtained, make a Change of Recommendation in connection with a Superior Proposal or Intervening Event (each as defined in the Merger Agreement) if the Company complies with certain notice and other requirements.

Parent has obtained debt financing commitments for the purpose of financing the transactions contemplated by the Merger Agreement and paying related fees and expenses. The obligations of the lenders to provide debt financing under the debt commitment letter are subject to customary conditions.

SCHEDULE 13D

CUSIP No. 06647F102	Page 15 of 20

The Merger Agreement contains certain termination rights, including the right of either party to terminate the Merger Agreement if the Merger is not consummated on or before December 21, 2017 or if the Company Stockholder Approval is not obtained at a meeting of the Company’s stockholders at which a vote on the adoption of the Merger Agreement is taken, the right of the Company to terminate the Merger Agreement if Parent fails to consummate the Merger following satisfaction or waiver of the conditions to Parent’s obligation to consummate the Merger and completion of a specified marketing period for Parent’s debt financing, and the right of Parent to terminate the Merger Agreement if the Company’s Board of Directors effects a Change of Recommendation. The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of approximately $37.7 million. The Merger Agreement further provides that Parent will be required to pay the Company a termination fee of approximately $87.9 million if the Merger Agreement is terminated under specified circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Voting Agreement

In connection with the execution of the Merger Agreement, Ben Holding S.à r.l. (the “Stockholder”) entered into a voting agreement, dated as of July 2, 2017 (the “Voting Agreement”), with Parent. Subject to the terms and conditions set forth therein, the Stockholder has agreed, among other things, to vote the shares of Common Stock over which it has voting power in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, against alternative acquisition proposals, and against any other action or agreement that would reasonably be expected to result in a material breach of the Merger Agreement by the Company or prevent, materially impair or materially delay the consummation of the Merger. The aggregate number of shares covered by the voting obligations set forth in the Voting Agreement shall automatically be reduced (on a pro rata basis with each other stockholder of the Company who executes a similar voting agreement with Parent in connection with the Merger Agreement and the transactions contemplated thereby, if any) to the extent necessary in order that the aggregate number of shares subject to the Voting Agreement, together with all other shares of Common Stock subject to such other voting agreements, if any, represents no more than 39.9% of the shares of Common Stock outstanding and entitled to vote. The Voting Agreement also contains certain restrictions on the transfer of shares of Common Stock by the Stockholder. The Voting Agreement will terminate upon the earlier of the consummation of the Merger, the termination of the Merger Agreement in accordance with its terms or a Change of Recommendation by the Company Board in connection with a Superior Proposal (as defined in the Merger Agreement) pursuant to the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 4 and is incorporated by reference herein.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned and percent of class:

As of the date of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of the 37,703,694 shares of Common Stock held by Ben Holding S.à r.l., which equals approximately 42.1% of the Company’s shares of Common Stock outstanding as of April 28, 2017 (as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2017).

SCHEDULE 13D

CUSIP No. 06647F102	Page 16 of 20

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)	Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Exhibit 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of July 12, 2017, among the Reporting Persons.

Exhibit 2	Directors and Executive Officers of Reporting Persons.

Exhibit 3	Agreement and Plan of Merger, dated as of July 2, 2017, by and among Red Ventures Holdco, LP, Baton Merger Corp. and Bankrate, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).

Exhibit 4	Voting Agreement, dated as of July 2, 2017, by and between Red Ventures Holdco, LP and Ben Holding S.à r.l. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017 (included as Exhibit A to Exhibit 2.1)).

SCHEDULE 13D

CUSIP No. 06647F102	Page 17 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017

BEN HOLDING S.À R.L.

By:	/s/ Geoffrey Limpach
Name:	Geoffrey Limpach
Title:	Class A Manager

By:	/s/ Gerard Maitrejean
Name:	Gerard Maitrejean
Title:	Class B Manager

APAX EUROPE VII GP CO. LTD

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VII GP L.P. INC.

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VII-1, L.P.

By:	Apax Europe VII GP L.P. Inc.,
Its general partner

By:	Apax Europe VII GP Co. Ltd,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

SCHEDULE 13D

CUSIP No. 06647F102	Page 18 of 20

APAX EUROPE VII-A, L.P.

By:	Apax Europe VII GP L.P. Inc.,
Its general partner

By:	Apax Europe VII GP Co. Ltd,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VII-B, L.P.

By:	Apax Europe VII GP L.P. Inc.,
Its general partner

By:	Apax Europe VII GP Co. Ltd,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

SCHEDULE 13D

CUSIP No. 06647F102	Page 19 of 20

APAX US VII, L.P.

By:	Apax US VII GP, L.P.,
Its General Partner

By:	Apax US VII GP, Ltd.,
Its General Partner

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Vice President

APAX US VII GP, L.P.

By:	Apax US VII GP, Ltd.,
Its General Partner

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Vice President

APAX US VII GP, LTD.

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Vice President

SCHEDULE 13D

CUSIP No. 06647F102	Page 20 of 20

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of July 12, 2017, among the Reporting Persons.

Exhibit 2	Directors and Executive Officers of Reporting Persons.

Exhibit 3	Agreement and Plan of Merger, dated as of July 2, 2017, by and among Red Ventures Holdco, LP, Baton Merger Corp. and Bankrate, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).

Exhibit 4	Voting Agreement, dated as of July 2, 2017, by and between Red Ventures Holdco, LP and Ben Holding S.à r.l. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017 (included as Exhibit A to Exhibit 2.1)).